SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of June 2010

List of Exhibits:

1.	News Release entitled “Case New Holland Inc. to Redeem its 7.125% Senior Notes due 2014”

2.	News Release entitled “CNH Announces Closing of $1.5 Billion Senior Notes Offering”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 28, 2010

FOR IMMEDIATE RELEASE

For more information contact:

Gerry Spahn	Investor Relations	(630) 887-2385
Federico Catasta	Investor Relations	(630) 887-3745

Case New Holland Inc. to Redeem its 7.125% Senior Notes due 2014

BURR RIDGE, IL., - (June 28, 2010) - CNH Global N.V. (NYSE: CNH) today announced that its wholly owned subsidiary, Case New Holland Inc., is redeeming its outstanding 7.125% Senior Notes due 2014 (the “2014 Notes”), with today’s mailing of notice to bond-holders. The full $500,000,000 aggregate principal amount of the 2014 Notes will be redeemed on July 28, 2010.

This redemption represents 100% of the 2014 Notes and the call is being made to all holders. The redemption price will be 103.563% of the principal amount of the 2014 Notes plus accrued but unpaid interest, if any, to the redemption date.

Payment to the holders will occur on the redemption date upon presentation and surrender of the 2014 Notes to the Trustee, as Paying Agent, by hand or by mail as follows:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, N.A.	Wells Fargo Bank , N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	Northstar East Building-12th Floor
P.O. Box 1517	6th St & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402

Unless Case New Holland Inc. defaults in making the redemption payment, interest on the 2014 Notes ceases to accrue on and after the redemption date and the only remaining right of the holders will be to receive payment of the redemption price upon surrender of the 2014 Notes to the Trustee, as Paying Agent. Questions of the Paying Agent may be directed to (800) 344-5128.

Under United States federal income tax law, the Paying Agent may be required to withhold 28% of payments to holders unless such holders establish an exemption from withholding. United States persons generally establish an exemption from withholding by providing a paying agent with a completed Internal Revenue Service Form W-9. Non-United States persons generally establish an exemption from withholding by providing the Paying Agent with a completed Internal Revenue Service Form W-8-BEN.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

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Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., the effect of the contemplated demerger pursuant to which CNH would be separated from Fiat S.p.A.’s automotive business, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2009.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

FOR IMMEDIATE RELEASE

For more information contact:

Gerry Spahn	Investor Relations	(630) 887-2385
Federico Catasta	Investor Relations	(630) 887-3745

CNH Announces Closing of $1.5 Billion Senior Notes Offering

BURR RIDGE, IL., - (June 28, 2010) - CNH Global N.V. (NYSE: CNH) today announced that its wholly owned subsidiary, Case New Holland Inc., has completed its previously announced private offering of $1.5 billion in aggregate principal amount of 7 7/8% senior notes due 2017 at an issue price of 99.32%.

The net proceeds of this offering were approximately $1,471,800,000 after payment of offering and other related expenses. Case New Holland Inc. will use the net proceeds from the offering primarily for the repayment of debt, including redemption of its outstanding $500 million aggregate principal amount of its 7.125% Senior Notes due 2014 and repayment of debt owed to Fiat. Any remaining proceeds will be used for general corporate purposes. Pending application of the net proceeds, Case New Holland Inc. will hold some or all of the proceeds in the form of cash, cash equivalents or deposits under cash management pools with Fiat affiliates. The notes, which are senior unsecured obligations of Case New Holland Inc., will pay interest semi-annually on June 1 and December 1 of each year, beginning on December 1, 2010 and are guaranteed by CNH Global N.V. and certain other direct and indirect subsidiaries of CNH Global N.V. The notes will mature on December 1, 2017.

The notes were sold only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and in offshore transactions to non-U.S. persons in accordance with Regulation S under the Securities Act. The notes being offered have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the notes, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer solicitation or sale would be unlawful.